Terryville Mineral & Royalty Partners, LP

500 Dallas Street, Suite 1800

Houston, Texas 77002

(713) 588-8300

November 25, 2015

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karina V. Dorin

Re: Terryville Mineral & Royalty Partners, LP — Form S-1 (File No. 333-199846)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Terryville Mineral & Royalty Partners, LP, a Delaware limited partnership (the “Registrant”), hereby requests that the above captioned Registration Statement (the “Registration Statement”) be withdrawn as of the date hereof or as soon thereafter as practicable. The Registrant no longer intends to proceed with a registered public offering of its securities at this time. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Doug McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Sincerely yours,

Terryville Mineral & Royalty Partners, LP

By:	TRVL Partners GP LLC,
its General Partner

By:	/s/ Kyle N. Roane
Name:	Kyle N. Roane
Title:	Senior Vice President, General Counsel and Corporate Secretary